UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 3, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release        ANGLOGOLD ASHANTI LIMITED - FIRST QUARTER 2011
MARKET UPDATE

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
3 May 2011
ANGLOGOLD ASHANTI LIMITED - FIRST QUARTER 2011 MARKET UPDATE
AngloGold Ashanti will publish detailed first-quarter earnings on 11 May 2011. Given that this is the first reporting period in the company’s history without the effects of its hedge book, which was eliminated on 7 October 2010, the company deems it prudent to release this market update in advance of its earnings.
AngloGold Ashanti is pleased to report that strong performances from its operations in Continental
Africa and the Americas during the first quarter helped claw back much of the 20,000oz of production lost due to unprecedented rainfall at its Sunrise Dam mine in Australia.
First quarter production, therefore, remains on track with original guidance of 1.039Moz announced on 17 February 2011. Total cash costs will be around $706/oz compared with original guidance of
$675/oz to $700/oz, given the combination of higher-than-anticipated oil prices and rising royalties on the back of record gold prices.
Earnings attributable to equity shareholders are anticipated to be around $241m for the quarter, higher than the $56m recorded during the previous quarter. After eliminating fair value adjustments of the two convertible bonds, adjusted headline earnings
(1)
are expected to be around $203m for the
quarter. Further details on a per share basis are provided in the table below.
Improved cash flow per ounce of production, following the elimination of all hedge contracts, has also made possible a further 15% reduction in Net Debt
(3)
during the quarter from $1.3bn to $1.1bn.
(All amounts in US cents per share)
(2)
Quarter ended
March 2011
(Anticipated)
Quarter ended
December
2010 (Actual)
Quarter ended
March 2010
(Actual)
Earnings per share attributable to Equity Shareholders
62
15
43
Headline Earnings per share
62
21
46
Adjusted Headline Earnings / (Loss) per share
(1)
53
(199)
17
The above information has not been reviewed or reported upon by the company's external auditors.

Non-GAAP Measures: From time to time AngloGold Ashanti Limited may publicly disclose certain
"Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise. The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods.
Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use. For further details, including reconciliation to GAAP measures, please refer to AngloGold Ashanti’s quarterly and annual reports.
1.   Adjusted headline earnings is intended to illustrate earnings after adjusting for:
-   The unrealised fair value change in contracts that were still open at reporting dates, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
-   Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
-   The unrealised fair value change on the option component of the convertible bonds;
-   The unrealised fair value change of the warrants on shares and the embedded derivative.
During 2010 the Group completed the elimination of its hedge book which has resulted in full exposure to prevailing spot gold prices.
2. Calculated on the basic weighted average number of ordinary shares.
3. Net Debt excludes Mandatory Convertible bonds issued in 2010.
ENDS
__________________________________________________________________________________________________________________
Contacts
                                               Tel:
E-mail:
Alan Fine (Media)
+27 (0) 11 637- 6383
/ +27 (0) 83 250 0757
afine@anglogoldashanti.com
Mike Bedford (Investors)
+27 (0) 11 637 6273
/ +27 (0) 82 3748820
mbedford@anglogoldashanti.com
Stewart Bailey (Investors)
+1 212 836 4303
/ +1 646 338 4337
sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold
Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2010, which was distributed to shareholders on 29 March 2011. The company’s 2009 annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States on April 19, 2010 and as amended on May 18, 2010. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about
AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 3, 2011
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary